EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Financial Information Press Contact:

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

(404) 264-5477

American Software, Inc. to Increase Tender Offer

Price for Logility, Inc. to $7.02 per Share

ATLANTA (May 15, 2009) American Software, Inc. (NASDAQ: AMSWA) announced today that it has agreed to increase the price of its offer to acquire all of the outstanding common stock of Logility, Inc. (NASDAQ: LGTY) not currently owned by American Software to $7.02 per share net to the seller in cash, without interest. The $7.02 offer price represents a premium of 40.4% when compared to the closing price on March 18, 2009 (the last trading day prior to the initial announcement of the tender offer) and a 37.6% premium over American Software’s original proposal of $5.10, which was also the closing price on May 14, 2009. The tender offer is expected to commence as soon as reasonably practicable. American Software currently owns approximately 88% of the outstanding common stock of Logility.

The decision to increase the offer price follows extensive discussions between the special committee of independent directors of American Software formed to conduct the tender offer and the special committee of independent directors of Logility appointed to review the tender offer. Logility’s special committee has informed the American Software special committee that the Logility special committee will recommend that Logility’s shareholders accept the tender offer and tender their shares pursuant to the tender offer.

American Software expects that the special committee of Logility will file with the Securities and Exchange Commission a Schedule 14D-9 to advise shareholders of the special committee’s recommendation with respect to the tender offer price of $7.02 upon commencement of the tender offer, or shortly thereafter.

American Software has not commenced the tender offer that is referred to in this press release. The description of the tender offer contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Logility. Upon commencement of such tender offer, American Software will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and other documents, including an Offer to Purchase. Logility’s shareholders should read carefully the tender offer statement and other documents (INCLUDING THE schedule 14D-9 TO BE FILED BY LOGILITY) when they are available because they WILL contain important information. Investors may obtain a free copy (when available) of the tender offer statement and other documents at the Securities and exchange commission’s website, www.sec.gov, or may request the tender offer statement and other documents from American Software by directing a request to: Patricia McManus, Investor Relations Coordinator, American Software, Inc., 470, E. Paces Ferry Road, Atlanta, Georgia, 30305. Phone: (404) 364-7615, or fax: (404) 264-5298.

About American Software

Headquartered in Atlanta, American Software develops, markets and supports one of the industry’s most comprehensive offerings of integrated business applications, including supply chain management, Internet commerce, financial, warehouse management and manufacturing packages. e-Intelliprise™ is an ERP/supply chain management suite, which leverages Internet connectivity and includes multiple manufacturing methodologies. New Generation Computing Inc. (NGC), a wholly-owned subsidiary of American Software, is a global software company that has 25 years of experience developing and marketing business applications for apparel manufacturers, brand managers, retailers and importers. Headquartered in Miami, NGC’s worldwide customers include Dick’s Sporting Goods, Wilsons Leather, Kellwood, Hugo Boss, Russell Corp., Ralph Lauren Childrenswear, Haggar Clothing Company, Maidenform, William Carter and VF Corporation. For more information about American Software, visit www.amsoftware.com or contact: Vincent C. Klinges, Chief Financial Officer, American Software, Inc., (404) 264-5477 or fax: (404) 237-8868.

About Logility

Logility is a leading provider of collaborative supply chain solutions that help small, medium, large and Fortune 1000 companies realize substantial bottom-line results in record time. Logility serves such customers as Avery Dennison Corporation, BP (British Petroleum), Hyundai Motor America, Leviton Manufacturing Company, McCain Foods, Pernod-Ricard, Sigma Aldrich and Under Armour Performance Apparel. American Software currently owns approximately 88% of the outstanding common stock of Logility.

Forward-Looking Statements

Except for historical information contained in this press release, the statements made in this press release constitute forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause American Software to modify, delay, or suspend its tender offer for shares of Logility, including the following: changes in Logility’s stock price, changes in Logility’s operating results, general market conditions, changes in general economic conditions, including economic conditions within the e-commerce markets, new competition, and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed in American Software’s Form 10-K for the year ended April 30, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.

e-Intelliprise is a trademark of American Software, Logility is a registered trademark and Logility Voyager Solutions is a trademark of Logility, Demand Solutions is a registered trademark of Demand Management, and NGC is a registered trademark of New Generation Computing. Other products mentioned in this document are registered, trademarked or service marked by their respective owners.